Exhibit 99.6

NICE Actimize Positioned as Highest-Scoring AML Solutions Vendor Across
Technology Excellence Metrics in 2021 Quadrant Knowledge Anti-Money
Laundering Solution Report

NICE Actimize AML solutions acknowledged for technology leadership and expertise in AI, machine learning and intelligent automation

Hoboken, NJ, April 15, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as a Technology Leader in its recently released “SPARK Matrix™ Anti-Money Laundering (AML) Solution, 2021 report. The Quadrant Knowledge Solutions study, which provides competitive analysis and a ranking of the leading anti-money laundering vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize and its consolidated Anti-Money Laundering solutions highest across technology excellence. To download a copy of the complimentary report, please click here.

Positioning NICE Actimize as a 2021 top performer and technology leader in the global anti-money laundering solutions market, Quadrant Knowledge noted that it provided a sophisticated and comprehensive technology platform to address a variety of AML use cases. NICE Actimize was acknowledged as offering comprehensive functional capabilities and customer value propositions to provide a holistic solution for combating money laundering activities and regulatory compliance.

The report cited key areas of strength for NICE Actimize, noting that, “NICE Actimize offers a consolidated Anti-Money Laundering solutions suite that provides full regulatory coverage and a single view of customer risk across the customer lifecycle by synergizing AI, ML, domain expertise and intelligent automation.”

“Technology investments in 2020 were significantly impacted by the continued uncertainty around COVID-19. Quadrant analysts believe that technology investments will rise again in 2021 onwards, mainly driven by pent-up demand, increased fraud and money laundering activities, and economic recovery,” said Maria Gonsalves, Senior Analyst, Quadrant Knowledge Solutions. “We congratulate NICE Actimize for its technology advancements and leadership in support of these challenges.”

“We appreciate the extensive research conducted by Quadrant Knowledge Solutions into the wide range of platforms, solutions and advanced technologies that comprise the NICE Actimize Anti-Money Laundering suite, and we thank its analysts for identifying NICE Actimize as an industry leader and top performer,” said Craig Costigan, CEO, NICE Actimize. “We are pleased to have these advancements and important competitive technology differentiators acknowledged in the SPARK Matrix analysis.”

The Quadrant Knowledge report analysis stated, “The company creates a 360° holistic customer view by leveraging customer information across KYC/CDD system for the entire customer lifecycle. The platform is fully integrated with a variety of content sources and providers via NICE Actimize X-Sight DataIQ and offers holistic case management and reporting. The vendor offers open platform architecture to facilitate the AML ecosphere via the NICE Actimize X-Sight Marketplace. The company also offers ActimizeWatch for Compliance, a managed analytics service that enhances the firm's agility, detection accuracy, and compliance effectiveness.

The report also cited, “NICE Actimize recently launched WL-X, its next-generation Watch List screening solution that offers real-time screening for parties and payments leveraging AI and biometrics to match and screen for global sanctions. With this, the company is further strengthened to offer superior data management, advanced screening, and frictionless customer onboarding.”

For additional information: please read more about NICE Actimize’s anti-money laundering suite here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1-551-256-5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.